CM 8/30

AM 8-29-2005

RECEIVED AUG 26 2005 209 SEC MAIL PROCESSING SECTION WASH. D.C.

SECURITIES ... W 05043485

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Matthews & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Main Street
(No. and Street)

Staten Island, NY 10307-1226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Quattrocchi 718-966-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road, Bridgewater, NJ 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 02 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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8/31/05

OATH OR AFFIRMATION

I, Joseph Quattrocchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Matthews & Co., Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

MARLENE L. VAN NEST
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH MATTHEWS & CO., INC.
169 Main Street • Staten Island, N.Y. 10307 • (718) 966-5700 (800) 836-0602

August 24, 2005

To whom it may concern:

Enclosed please find our Annual Audit for the year ending June 30, 2005.

Joseph Matthews & Company, Inc.

Joseph Matthews & Co., Inc.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended June 30, 2005

Joseph Matthews & Co., Inc.
Index to the Financial Statements
June 30, 2005

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 ◦ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Joseph Matthews & Co., Inc.

We have audited the accompanying statement of financial condition of Joseph Matthews & Co., Inc. as of June 30, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Matthews & Co., Inc. as of June 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 5, 2005

Joseph Matthews & Co., Inc.
Statement of Financial Condition
June 30, 2005

Assets	
Current Assets	
Cash	$ 7,296
Receivable from clearing agent	51,743
Prepaid expenses	3,468
Marketable securities, at fair market value, cost basis of $66,138	81,818
Total Current Assets	144,325
Furniture and equipment, at cost, less accumulated depreciation of $45,154	5,364
Other investments	3,300
Security deposits	775
Total Assets	153,764
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	12,500
Total Liabilities	12,500
Stockholders' Equity	
Common stock, no par value, 100 shares authorized; 35 shares issued; 33 shares outstanding	442,501
Additional paid in capital	269,127
Treasury stock, 2 common shares at cost	(20,000)
Retained (deficit)	(550,364)
Total Stockholders' Equity	141,264
Total Liabilities and Stockholders' Equity	$ 153,764

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Operations
Year Ended June 30, 2005

Revenues	
Commissions	$ 272,938
Net dealer inventory and investment gains	15,711
Total Income	288,649
Expenses	
Officers' compensation	93,250
Office salary	46,800
Clearing expense	53,662
Trading expenses	113
Quote expenses	6,219
Licenses, dues and fees	8,709
Utilities	1,478
Professional fees	6,500
Communications	8,991
Office and postage	19,694
Rent	10,092
Equipment rental	1,306
Payroll taxes	10,258
Insurance	18,319
Other operating expenses	1,890
Depreciation expenses	1,204
Contributions	522
Sales and travel expenses	14,170
Total Expenses	303,177
Net Loss	$ (14,528)

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2005

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained (Deficit)	Total Stockholders' Equity
Balance at July 1, 2004	$ 442,501	$ 251,527	$ (20,000)	$ (535,836)	$ 138,192
Capital Contributions by Officers	-	17,600	-	-	17,600
Net Loss	-	-	-	(14,528)	(14,528)
Balance at June 30, 2005	$ 442,501	$ 269,127	$ (20,000)	$ (550,364)	$ 141,264

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Cash Flows
Year Ended June 30, 2005

Cash Flows From Operating Activities	
Net Loss	$ (14,528)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation expense	1,204
Gain on market value fluctuation of marketable securities	(15,680)
Realized loss on sale of marketable securities	(159)
Changes in Assets and Liabilities	
Decrease in receivable from clearing agent	2,663
Increase in prepaid expenses	(3,468)
Increase in accounts payable	5,212
Total Adjustments	(10,228)
Net Cash Used in Operating Activities	(24,756)
Cash Flows From Investing Activities	
Purchase of marketable securities	(1,208)
Proceeds from sale of marketable securities	1,336
Net Cash Provided by Investing Activities	128
Cash Flows From Financing Activities	
Cash received for additional paid in capital	17,600
Net Cash Provided by Financing Activities	17,600
Net Decrease in Cash	(7,028)
Cash - July 1, 2004	14,324
Cash - June 30, 2005	$ 7,296

See notes to the financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Joseph Matthews & Co., Inc. is an introducing broker-dealer, located in New York, that places investment orders for clients throughout the country via an independent clearing agent. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC).

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Furniture and Equipment

Depreciation of furniture and equipment is computed using both straight line and accelerated methods using useful lives of five to fifteen years. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Advertising Costs

Advertising costs are charged to operations in the year incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OTHER INVESTMENTS

This represents the Company's ownership of warrants of a private placement offering. As of June 30, 2005, cost approximates fair value.

INCOME TAXES

The Company has available net operating loss carryforwards which may be used to reduce Federal and State taxable income and tax liabilities in future years as follows:

Available Through	Net Operating Losses
2009	$ 62,443
2010	87,311
2011	62,489
2013	17,549
2017	2,383
2020	72,490
2021	98,624
2022	96,807
2023	23,576
2024	14,528
Total	$ 538,200

The total deferred tax asset is as follows:

Deferred tax asset	$ 183,000
Valuation allowance	(183,000)
Net Deferred Tax Asset	$ -

The valuation account increased by $5,000 as of June 30, 2005.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Also, the rules of the SEC provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2005, the Company had net capital of $115,941 which was $65,941 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.11 to 1.

Joseph Matthews & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2005

NET CAPITAL	
Total Stockholders' Equity	$ 141,264
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non-allowable assets	
Petty cash	(143)
Prepaid expenses	(3,468)
Furniture and equipment	(5,364)
Other investments	(3,300)
Security deposits	(775)
Total Non-Allowable Assets	(13,050)
Net Capital Before Haircut on Securities Positions	128,214
Haircut on Marketable Securities	12,273
Net Capital	115,941
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	12,500
Total Aggregate Indebtedness	12,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	833
Minimum dollar net capital requirement	50,000
Net Capital Requirement	50,000
Excess Net Capital	$ 65,941
Ratio Aggregate Indebtedness to Net Capital	0.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17a-5(a) as of June 30, 2005)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 119,409
Net audit adjustments - accruals, depreciation	(3,468)
Net capital per above	$ 115,941

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 ◦ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Independent Auditors' Report
On Internal Control Structure

The Board of Directors and Stockholders
of Joseph Matthews & Co., Inc.

In planning and performing our audit of the financial statements of Joseph Matthews & Co., Inc. for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Joseph Matthews & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At June 30, 2005, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company

has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 5, 2005